AMENDMENT TO MASTER PURCHASE AND SALE AGREEMENT

THIS AMENDMENT (the "Amendment") to that certain Master Purchase and Sale Agreement (the "MPSA") dated August 12, 2005 by and between Bibby Financial Services (Midwest), Inc., (hereinafter referred to as "BFS") with its office located at 1400 Opus Place, Suite 905, Downers Grove, IL 60515 and Decorize, Inc., FEIN #43-1931810, with its principal place of business at 1938 East Phelps, Springfield, MO 65802, Guildmaster, Inc., FEIN #43-1921350, with its principal place of business at 2655 North Airport Commerce Avenue, Springfield, MO 65803, and Faith Walk Designs, Inc., FEIN #36-4458227, with its principal place of business at 10825 Barely Lane, Suite D, Houston, TX 77070, (hereinafter collectively referred to as "Seller"). All terms used herein and not otherwise defined herein shall have the meaning ascribed to such term in the MPSA.

WHEREAS, pursuant to the MPSA BFS has, among other rights, the option to purchase from and Seller has assigned and agreed to offer for sale and factoring to BFS, all of Seller's right, title and interest in and to certain Accounts and other assets and proceeds related thereto, all as further set forth in the MPSA.

WHEREAS, the parties wish to revise certain terms of the MPSA pursuant to the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the foregoing, as well as those promises and undertakings provided for herein, the receipt and sufficiency of which the parties acknowledge the parties agree to amend the MPSA as follows:

1. Recitals. The foregoing recitals are adopted and incorporated as terms and conditions of this Amendment.

2. Amendment to MPSA. The MPSA is hereby amended as follows:

2.1 Paragraph 4 shall be amended to read in its entirety as follows:

4. For the services rendered by BFS hereunder, Seller shall pay and BFS shall be entitled to receive the percentages of the Aggregate Net Face Value of each Account Purchased and percentages of the Funds Employed. The date of collection shall be BFS' date of receipt plus 5 additional collection day(s).

(a) Interest upon the daily net balance of any monies remitted, paid, Advanced or otherwise charged to Seller or for Seller's account before payment shall be charged to Seller's Reserve Account as of the last day of each month at a rate of 3.50% above the rate of interest designated by BFS as its "Prime Rate" (which as of the date hereof is based upon The Wall Street Journal's published Prime Rate which is subject to change). All such interest shall be computed for the actual number of days elapsed on the basis of year consisting of 360 days. Any adjustment in BFS's interest rate, whether downward or upward, will become effective on the first day of the month following the month in which the prime rate of interest is reduced or increased.

(b) For BFS's services hereunder, which services include, among others, invoice management, credit investigation, and various other services, Seller shall pay and BFS shall be entitled to receive a factoring administration fee equal to 1.25% of the gross invoice amount of each Account submitted, which factoring administration fee shall be due and payable to BFS on the assignment to BFS of such Account.

(c) For BFS's services hereunder, which services include, among others, invoice scheduling, invoice reporting and various other services, Seller shall pay and BFS shall be entitled to receive an invoice processing fee equal to $0.40 for each Account submitted, which invoice processing fee shall be due and payable to BFS on the assignment to BFS of such Account.

(d) BFS fees are based upon the Seller's maximum sales terms of net 60 days and Seller will not grant additional or any extension of terms to any customer without BFS' prior written approval. If and when such additional or extended terms are given to Seller's customers, BFS reserves the right to increase the fees with respect to the Purchased Accounts by 1.00% for each additional 30 days.

3. Representations and Warranties by Seller. The execution and delivery by Seller of this Amendment has been duly authorized by Seller and this Amendment and the MPSA, as amended by this Amendment, constitute the valid and binding obligation of Seller. Seller reaffirms the representations and warranties applicable to it in the MPSA as if such representations and warranties are set forth in this Amendment.

4. Reference to Agreement. Except as specifically amended hereby, the MPSA shall remain in full force and effect and is hereby ratified, approved and confirmed in all respects. From and after the effective date hereof, each reference in the MPSA to "this Agreement", "hereof", or "hereunder" or words of like import, and all references to the MPSA in any and all agreements, instruments, documents, notes, certificates and other writings of every kind and nature shall be deemed to mean the MPSA, as amended by this Amendment.

5. Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws (and not the law of conflicts) of the State of Illinois.

6. Severability of Provisions. Any provision of this Amendment which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision.

7. Captions. The captions in this Amendment are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

8. Amendment and Waiver. The terms of this Amendment shall not be waived, altered, modified, amended or supplemented in any manner whatsoever except by a written instrument signed by both parties.

9. Execution in Counterparts. This Master Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

Effective as of August 24, 2005.

BIBBY FINANCIAL SERVICES (MIDWEST), INC.	DECORIZE, INC.
By: Gail Reints	By: Brent Olson
Name: Gail Reints	Name: Brent Olson
Its: Executive Vice President of Operations	Its: VP Finance

GUILDMASTER, INC.

By:
Name:
Its:

431273v1

FAITH WALK DESIGNS, INC.

By:
Name:
Its:

SIGNATURE PAGE
AMENDMENT TO MASTER PURCHASE AND SALE AGREEMENT BY AND BETWEEN
BIBBY FINANCIAL SERVICES (MIDWEST), INC.
AND
DECORIZE, INC., GUILDMASTER, INC. AND FAITH WALK DESIGNS, INC.